ISSUED ON BEHALF OF RELX PLC

3 April 2023

TOTAL VOTING RIGHTS

As at 31 March 2023, RELX PLC’s capital consists of 1,936,277,228 ordinary shares of 14 51/116 pence each. RELX PLC holds 31,439,154 ordinary shares in Treasury.

Therefore, the total number of voting rights in RELX PLC is 1,904,838,074 and this figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in RELX PLC under the FCA’s Disclosure and Transparency Rules.